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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                              RADICA GAMES LIMITED
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   G73-42H107
--------------------------------------------------------------------------------
                                (CUSIP Number)

   TIMOTHY R. BUSCH, c/o THE BUSCH FIRM, 2532 Dupont Drive, Irvine, CA 92612
                                 (949) 474-7368
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               SEPTEMBER 9, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 73 4210 7
         ---------------------

  (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          (SEE ATTACHED PAGE)
-------------------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]

-------------------------------------------------------------------------------

  (3)     SEC Use Only

-------------------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)

          PF and WC
-------------------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          (SEE ATTACHED PAGE)
-------------------------------------------------------------------------------

                       (7)     Sole Voting Power
Number of                      (SEE ATTACHED PAGE)
Shares                 --------------------------------------------------------
Beneficially           (8)     Shared Voting Power
Owned by                       NONE
Each                   --------------------------------------------------------
Reporting              (9)     Sole Dispositive Power
Person With                    (SEE ATTACHED PAGE)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               NONE
-------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          (SEE ATTACHED)
-------------------------------------------------------------------------------

 (12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          (SEE ATTACHED)
-------------------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

          (SEE ATTACHED PAGE)
-------------------------------------------------------------------------------

                         AMENDMENT NO. 3 TO SCHEDULE 13D



ITEM 1.           SECURITY AND ISSUER

                  This Statement, as Amendment No. 3 ("Amendment No. 3") to a previously filed Schedule 13D, relates to shares of Common Stock ("Shares") of Radica Games Limited, a Bermuda corporation ("Radica") whose executive offices are located at Suite R, 6/Fl.2-12 Au Pui Wan St., Fo Tan, Hong Kong with Radica's USA offices located c/o Radica Enterprises Limited, 5301 Longley Lane, Suite 157, Reno, Nevada 89511-1806. Shares of Radica are traded on the NASDAQ over the counter National Market System under the trading symbol of RADA.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Amendment No. 3 is filed as an amendment to an originally filed Schedule 13D on January 11, 1997 ("Schedule 13D"), which Schedule 13D has been further amended by Amendment No. 1, filed in December, 1997 ("Amendment No. 1") and Amendment No. 2 filed in September, 1998 (Amendment No. 2). As noted in Amendment No. 2, that filing represented a "final" Amendment to Schedule 13D since at that time Mr. Busch and all related entities as filing persons had substantially less then five percent (5%) of the issued and outstanding shares of Radica. However, on or about 9th day of September, 1999, an additional entity, RAD Partners 1999 LLC, ("RAD 99") an entity controlled by Mr. Busch, did acquire substantial additional shares of Radica and therefore, those acquisitions and holdings, when added to other holdings by entities controlled by Mr. Busch, results in all of said controlled entities holding in excess of five percent (5%) of the issued and outstanding shares of Radica. Such event therefore necessitates this additional Amendment No. 3 and the reactivation of the Schedule 13D hereto filed by Mr. Busch and related entities.

                  As noted in the Schedule 13D and Amendment No. 1 heretofore filed, Lenawee Trust was formed by a Declaration of Trust dated December 30, 1992 ("Lenawee"), as to which Trust the primary beneficiary is Mr. Timothy R Busch, a reporting person hereunder ("Mr. Busch"). Mr. David E. Keligian and Mr. Gregory R. Busch are currently the Trustees of the Lenawee Trust, and both Trustees maintain their offices at 2532 Dupont Drive, Irvine, California 92612.

                  As indicated previously within the filed Schedule 13D and the amendments thereto, Mr. Timothy R. Busch is an attorney, licensed in California and in other states, and maintains his offices at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109 and 2532 Dupont Drive, Irvine, California 92612. Mr Busch owns no Radica Shares of record. It is acknowledged, however, that Mr. Busch is deemed to control or act as a beneficiary of each of the entities designated herein, or, in case of the Stephan Lynn Busch 1998 Charitable Remainder Trust, the income beneficiary of that Trust is the spouse of Mr. Busch (Stephan Lynn Busch).

                  Gar Ken Enterprises, Inc ("Gar Ken") is a Nevada Corporation maintaining its principal offices at 2753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada. Mr. David B. Hehn holds the offices of President, Secretary and Treasurer of said entity, and also maintains his offices at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada. The directors of said entity are Mr. Timothy R. Busch and Mr. David B. Hehn and the sole shareholder of Gar Ken is Lenawee.

                  The Timothy R. Busch 1998 Charitable Remainder Trust dated November 23, 1998 ("TRB Charitable Unitrust") was established by Mr. Timothy R. Busch as Trustor and Mr. Busch is the income beneficiary of said Trust. The Trustee of said TRB Charitable Unitrust is Mr. Ricardo G. Brutocoa. Mr. Brutocoa maintains his office at c/o The Busch Firm, 2532 Dupont Drive, Irvine, California 92612.

                  The Stephan R. Busch 1998 Charitable Remainder Unitrust dated November 23, 1998 ("SRB Charitable Unitrust") was established by Stephan L. Busch as Trustor and she is the income beneficiary of said Trust. The SRB Charitable Unitrust maintains its offices at c/o The Busch Firm, 2532 Dupont Drive, Irvine, California 92612. Mr. Richard G. Brutocoa is also Trustee of said Trust. Stephan L. Busch, the income beneficiary and Trustor, is the wife of the Timothy R. Busch.

                  As a reporting entity designated herein, RAD 99 currently holds of record and beneficially 1,300,000 Shares of Radica, (with record ownership of said Shares now in the process of being transferred to RAD 99), which Shares were acquired in connection with those transactions as disclosed in
Item 3 hereinbelow.

                  Lenawee currently holds 210,582 shares of Radica, substantially all of which Shares, excepting those Shares acquired in recent transaction disclosed in Item 5, were acquired in transactions as disclosed in the previously filed Schedule 13D and amendments thereto. Certain of the Shares have been recently transferred in transactions between the filing entities as described in the previously filed Schedule 13D the amendments thereto and in
Item 3 hereinbelow.

                  Gar Ken currently holds 50,000 shares. The sole shareholder of Gar Ken is Lenawee and, by reason of such ownership, Lenawee is considered as the controlling person and the ultimate beneficiary of all ownership rights of Gar Ken held in the Shares.

                  Both the TRB Charitable Unitrust and SLB Charitable Unitrust hold 37,500 shares, each (for a total combined holding of both said entities of 75,000 Shares).

                  In addition to the foregoing entities, it is to be noted, as was disclosed in Amendment 2, the 92653 Trust does hold Shares. The 92653 Trust was established pursuant to a Declaration of Trust dated December 21, 1995, under which Gregory A. Busch is currently acting as Trustee and the beneficiaries thereof are the children of Timothy R. Busch, towit: Garritt Stephan Busch and MacKenzie Lynn Busch. Since the 92653 Trust is an irrevocable trust and is not deemed to be controlled by or under the control of either Timothy R. Busch or his spouse, and, as was disclosed in the prior Schedule 13D filing and amendments thereto, said entity is not included or considered as portion of the TRB Group, or as a filing person herein, and the Shares held by said entity, consisting of 25,000 Shares, are not included within the calculation of Shares under this Amendment No. 3.

                  In addition, it is noted that an additional Schedule 13D filing concerning Shares of Radica (as was disclosed prior amendments) has been made by the "Pickup entities" which includes TD Investments LLC, Dito Devar, Dito Caree and the Pickup Family Trust. Although certain of said entities have made loans to RAD 99 in order to facilitate the acquisition of Shares by RAD 99, none of said Pickup entities, nor any other entities controlled by Richard H. Pickup (including but not limited to TMP Charitable Trust, the DRP Charitable Trust, Pickup Charitable Unitrust No. 2 and Mr. Richard H. Pickup, as an individual) are deemed to be a members of the TRB Group filing this Amendment No. 3, nor are they deemed to be controlled by any of the entities or individual filing this Amendment, therefore no member of the group of "Pickup entities" is reflected as a reporting person under the Schedule 13D or the amendments thereto. It is to be noted that Mr. Busch and members of his law firm have acted, from time to time, as legal counsel for certain of the entities included with the "Pickup entities", however such representation has not been considered to constitute control nor represent a reason to include any of such entities as reporting person under the Schedule 13D or the amendments thereto

                  All Shares, therefore, held by reporting persons hereunder consists of 1,635,582 Shares, which Shares represent 9.16% percentage of the issued and outstanding Shares, as is further reported and reflected in item 5 hereinbelow (it is to be noted that those shares held by the 92653 Trust are not included within said total).

                  It is acknowledged that each of the reporting entities herein, to wit: Lenawee, RAD 99, Gar Ken, TRB Charitable Unitrust and the SLB Charitable Unitrust are entities or organizations ultimately controlled by Mr. Timothy R. Busch and are, therefore, deemed and acknowledged to be entities which are members of a "group". For purposes of this Schedule 13D, each of those entities shall collectively be referred to as the "TRB Group." Mr. Busch, although he owns no Radica Shares, is deemed to control each of the reporting entities herein.

                  Over the past five (5) years, none of the filing persons or any of the reporting entities identified hereinabove nor any Trustee of a Trust or a member or manager of any limited liability company reporting identified herein nor any officer or director of any reporting corporation identified herein has been (1) convicted in a criminal proceeding or (2) been a party to a civil proceeding of judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activities subject to federal or securities laws or finding any violation with respect to such laws.

                  Despite the acknowledgement of existence of a "Group" between each of those entities within the TRB Group, there exists no agreement or understandings, either in writing or orally, between any of the reporting entities and/or Mr. Busch concerning the Shares nor the holding, voting or acquisition of disposition of any Shares of Radica.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The transaction giving rise to the 13D by the filing of this Amendment No.3 involves the acquisition of a total of 1,100,000 Shares of Radica upon the close of a private purchase transaction completed on the 9th day of September, 1999 which transaction has resulted in a total of 1,300,000 Shares now being held beneficially and of record by RAD 99 (with registration of certain Shares currently being in process). Said transaction was preceded by Lenawee contributing 200,000,00 shares of Radica to RAD 99 as of date of the formation of RAD 99, specifically on or about August 25, 1999. As of the date of such contribution, the contributed Shares were subject to a "margin loan" outstanding in favor of the institutional broker holding said account, with said margin loan amount being in the principal sum of approximately $1,000,000. Subsequent to its formation, RAD 99 did borrow funds from a combination of entities consisting of TD Investments, Dito Devcar LP and Dito Caree LP (each of which entities are controlled by Mr. Richard H. Pickup as described in Item 2 hereinabove) with the total sum of the loan being Nine Million Two Hundred Twelve Thousand Thousand Five Hundred Dollars ($9,212,500). Said borrowed funds were not restricted as to their purpose, however said borrowed funds were utilized to acquire and purchase in a privately negotiated transaction from certain Pickup entities a total of One Million One Hundred Thousand (1,100,000) Shares of Radica, at a total purchase price of Nine Million Two Hundred Twelve Thousand Five Hundred Dollars ($9,212,500), representing a price of $8.375 per Share. Said price per Share represented the open market and trading price for Radica on the close of the NASDAQ market the day prior to the transaction (9/8/99).

                  The terms of the loan used for the acquisition of such Shares from the Pickup entities as lender, is evidenced by promissory note, (the "Note"). Under the terms and provisions of the Note, the payment of the principle and interest obligations may, in part, be paid by the holder of the Note granting a participation interest in the Shares or sales proceeds received upon sale of the Shares by RAD 99, however, none of the Pickup entities have any direct control over the holding, voting or disposition of Shares (except to the extent of a possible participation interest upon the proceeds thereof as a portion of the loan repayment upon the Note). The ownership, disposition and holding of all of said Shares are deemed to be controlled by the TRB Group.

                  In addition to the holdings of RAD 99 in the Shares additional members of the TRB Group and their holdings of Shares are as follows:

                  (a) Lenawee, a Nevada Trust, has as its Trustees David L. Keligian and Gregory L. Busch. The Trustees maintain their offices at 2532 Dupont Drive, Irvine, California 92612. Said entity is currently the beneficial holder of Two Hundred Ten Thousand Five Hundred Eighty Two Shares (210,582.) Shares. Eight Thousand (8,000) Shares were acquired on August 12, 1999, as more completely described in Item 5 6 hereinbelow. The balance of Shares held by Lenawee were acquired during a time period in excess of three
                           (3) months prior to the date of this Amendment No. 3.

                  (b) Gar Ken is a Nevada Corporation whose officer(s) is Mr. David Hehn, who maintains his offices at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. Gar Ken maintains its principal office at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109 with directors of said entity being Mr. Hehn and Mr. Busch. Gar Ken is the record holder and owner of 50,000 Shares, all of which Shares were acquired during that time period disclosed by the Schedule 13D and prior amendments thereto.

                  (c) The Timothy R. Busch 1998 Charitable Remainder Trust is a California Trust with the Trustee thereof being Mr. Richard J. Brutocoa who maintains his offices at c/o The Busch Firm, 2532 Dupont Drive, Irvine, California 92612. All of said Shares held by said TRB Charitable Unitrust were acquired in excess of six
                           (6) months prior to the filing of this Amendment No. 3 by means of transfer of said Shares from other affiliated and related members of the TRB Group.

                  (d) Stephen L. Busch 1998 Charitable Remainder Trust is a Califonria Trust with the Trustee thereof being Mr. Richard J. Brutocoa who maintains his offices at c/o The Busch Firm, 2532 Dupont Drive, Irvine, California 92612. All of said Shares held by said Trust were acquired during a period more then six (6) months prior to the filing of this Amendment No. 3 by means of transfer of said Shares from other affiliated and related members of the TRB Group.

                           Each of the reporting persons herein has purchased or held Shares of Radica for investment purposes only and no agreement, formal or informal, written or oral has been entered into by and between the filing persons in connection with the formation of any group or any group action. No Shares have been acquired by Lenawee, RAD 99 or any other filing entity identified herein as members of the TRB Group, for any purpose other then investment purposes. All transactions involving the Shares which represent any acquisitions or dispositions which have occurred within the last sixty (60) days are reported in Item 5 hereinbelow.

ITEM 4.           PURPOSE OF TRANSACTION

                  Each of the filing persons retains the election and right of making further acquisitions and/or dispositions of Radica stock from one or more sellers or buyers, either through open market or negotiated private transactions, or disposing of all or any portion of the filing persons' Shares held in Radica stock, to one or more purchasers, either through open market or in private negotiated transactions.

                  None of the filing persons has any present plans or proposals which may relate to or result in:

                  A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

                  B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

                  C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

                  D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (excepting as to voting of Shares for the retention of directors, seating directors and/or making recommendations for the seating of new directors in the manner in which any of the filing persons believes best serves their personal investment interests).

                  E. Any material change in the present capitalization or dividend policy of the issuer.

                  F. Any material change in the issuer's business or corporate structure.

                  G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

                  H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

                  I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  J. Any action similar to any of those enumerated above.

                  Although no member of the filing persons has any present plans in connection with any of the foregoing, none of the foregoing actions by any of the filing persons, or any member thereof, can be ruled out in the future for either the short or the long-term.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  The interest in Shares and securities of Radica held by each of the reporting persons is as follows:

                  A. Mr. Busch owns of record no Shares of Radica (although, as is acknowledged, the Shares held by the other entities identified herein as member of the TRB Group have deemed either under the control of Mr. Busch or held for his benefit or the benefit of his spouse).

                  B. Lenawee is currently the beneficial and record owner of 210,582 Shares, which represents approximately 1.18% of the issued and outstanding Shares of Radica. The percentage of Lenawee's Shares and the percentage of Shares owned by all reporting persons herein are based upon a total of 17,833,394 outstanding Shares as disclosed in Radica's most recent report as filed with the Securities and Exchange Commission. Lenawee has engaged in no transactions concerning Shares within the last sixty (60) days, excepting the acquisition of Shares on August 12, 1999 and transfer of Two Hundred Thousand (200,000) Shares to RAD 99 at the date of formation of said entity on or about August 25, 1999. On August 12, 1999 Lenawee did acquire 8,000 Shares in an open market brokered transaction at the then-current price of $8.6857 per Share for total consideration of 69,485.25.

                  C. RAD 99 is currently the beneficial record owner of 1,300,000 Shares which represents approximately 7.28% percent of the issued and outstanding Shares of Radica. All of said Shares were acquired in connection with a private transaction consisting of the contribution of 200,000.00 shares from Lenawee to RAD 99 and the acquisition of 1,100,000.00 Shares from the various Pickup entities as disclosed in item 3 hereinabove. The Member of RAD 99 is Lenawee, and the Manager of said entity is Timothy R. Busch. Said entity, therefore, is deemed effectively controlled by Mr. Busch and is included as the member of the TRB Group. RAD 99 maintains its principal office at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada.

                  D. TRB Charitable Unitrust holds of record of 37,500 Shares, representing .21% percent of the issued and outstanding shares of Radica. All acquisitions and transactions involving Radica Shares concerning the holdings of the TRB Charitable Unitrust were prior to the year 1999.

                  E. SLB Charitable Unitrust holds of record of 37,500 Shares representing .21% percent of the issued and outstanding shares of Radica. All acquisitions and transactions involving Radica Shares concerning the holdings of SLB Charitable Unitrust were prior to the year 1999.

                  Except the transaction involving the acquisition of Shares by RAD 99 and the Lenawee acquisition of 8,000 Shares, both as provided hereinabove, no additional Shares were acquired or disposed of within the past sixty (60) days by any of the TRB Group entities identified herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  No contracts, agreements, understandings or relationships exist with respect to securities of Radica between any of the entities or persons disclosed herein excepting that loan arrangement as specified in Item 3 involving RAD 99.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not applicable - no Exhibits are being filed.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:  September 24, 1999


                                        /s/ TIMOTHY R. BUSCH
                                        ----------------------------------------
                                        TIMOTHY R. BUSCH,



                                        TIMOTHY R.BUSCH CHARITABLE REMAINDER
                                        UNITRUST DATED NOVEMBER 23, 1998


                                        By: /s/ RICARDO G. BRUTOCOA
                                            ------------------------------------
                                        RICARDO G. BRUTOCOA, Trustee



                                        STEPHAN LYNN BUSCH
                                        CHARITABLE REMAINDER UNITRUST DATED
                                        NOVEMBER 23, 1998


                                        By: /s/ RICARDO G. BRUTOCOA
                                            ------------------------------------
                                        RICARDO G. BRUTOCOA, Trustee


                     (SIGNATURES CONTINUES ON THE NEXT PAGE)

                                        LENAWEE TRUST,
                                        UNDER DECLARATION OF
                                        TRUST DATED DECEMBER 30, 1992


                                        By: /s/ GREGORY A. BUSCH
                                            ------------------------------------
                                            GREGORY A. BUSCH, Trustee



                                        By: /s/ DAVID L. KELIGIAN
                                            ------------------------------------
                                            DAVID L. KELIGIAN, Trustee



                                        GAR KEN ENTERPRISES INC


                                        By: /s/ DAVID B. HEHN
                                            ------------------------------------
                                            DAVID B. HEHN



                                        RAD PARTNERS 1999 LLC


                                        By: /s/ TIMOTHY R. BUSCH
                                            ------------------------------------
                                            TIMOTHY R. BUSCH, Manager